Mail Stop 7010
								June 20, 2005



Robert J. Zatta
Senior Vice President and Chief Financial Officer
Rockwood Specialties Group, Inc.
100 Overlook Center
Princeton, NJ 08540

      Re:	Rockwood Specialties Group, Inc.
      Item 4.02 Form 8-K
      Filed June 17, 2005
		File No. 333-109686

Dear Mr. Zatta:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment.
1. You have disclosed that you intend to file restated financial statements. However, you have not indicated how or when you intend to do so. Please tell us how and when you intend to file restated financial statements. We may have further comments after you file the restated financial statements.

We remind you that when you file your restated Form 10-K you should appropriately address the following:
* an explanatory paragraph in the reissued audit opinion,
* full compliance with APB 20, paragraphs 36 and 37,
* fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data,
* updated Item 9A. disclosures should include the following:
o a discussion of the restatement and the facts and circumstances surrounding it,
o how the restatement impacted the CEO and CFO`s original conclusions regarding the effectiveness of their disclosure controls and procedures,
o changes to internal controls over financial reporting, and
o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
Refer to Items 307 and 308(c) of Regulation S-K.
* include all updated certifications.

       As appropriate, please respond to this comment within five business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Bret Johnson at (202) 551-3753, or me at
(202)
551-3769 if you have questions regarding our comments.


Sincerely,



Rufus Decker
Accounting Branch Chief

Cc: Anette Somosi, Esq.
Simpson Thatcher & Bartlett LLP
425 Lexington Ave.
New York, NY 10017
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Robert Zatta
Rockwood Specialties Group, Inc.
June 20, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE